EXHIBIT 18

February 9, 2015

Dice Holdings, Inc.
1040 Avenue of the Americas, 8th Floor
New York, New York 10018

Dear Sirs/Madams:

We have audited the consolidated financial statements of Dice Holdings, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 9, 2015, which expresses an unqualified opinion. Note 2 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2014 of a change of the annual goodwill impairment test date from August 31 or October 31, depending on the reporting unit, to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP
Des Moines, Iowa